EXHIBIT 97

Snap-on Incorporated
Clawback Policy for Erroneously Awarded Compensation

Purpose

    As required pursuant to the listing standards of the New York Stock Exchange (the “NYSE”), Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 under the Exchange Act, the Organization and Executive Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Snap-on Incorporated (the “Company”) has adopted this Clawback Policy for Erroneously Awarded Compensation (the “Policy”) to empower the Company to recover Covered Compensation (as defined below) erroneously awarded to a Covered Officer (as defined below) in the event of an Accounting Restatement (as defined below).

Notwithstanding anything in this Policy to the contrary, this Policy remains subject to interpretation and operation in accordance with the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the listing standards adopted by the NYSE, and any applicable SEC or NYSE guidance or interpretations issued from time to time regarding such Covered Compensation recovery requirements (collectively, the “Applicable Guidance”). This Policy shall apply so long as the Company’s securities are listed on the NYSE.

Questions regarding this Policy should be directed to the Vice President, Human Resources.

Policy Statement
    Unless an Exception (as defined below) applies, the Company shall seek to recover reasonably promptly from each Covered Officer the Covered Compensation that is or was Received (as defined below) by such Covered Officer in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each, an “Accounting Restatement”). If an Exception applies with respect to a Covered Officer, the Company may forgo such recovery under this Policy from such Covered Officer.

Covered Officers
    For purposes of this Policy, “Covered Officer” is defined as any current or former officer of the Company who was required to file reports pursuant to Section 16 of the Exchange Act. Covered Officers include, at a minimum, the executive officers identified in the Company’s Annual Reports on Form 10-K.

Covered Compensation and Related Definitions
    For purposes of this Policy:

•“Covered Compensation” is defined as the amount of Incentive-Based Compensation (as defined below) that is or was Received during the applicable Recovery Period (as defined below) that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received during such Recovery Period had it been determined based on the relevant restated amounts, and computed without regard to any taxes paid.

Incentive-Based Compensation that is Received by a Covered Officer will only qualify as Covered Compensation if: (i) it is Received after such Covered Officer begins service as a Covered Officer; (ii) such Covered Officer served as a Covered Officer at any time during the performance period for such Incentive-Based Compensation; and (iii) it is Received while the Company has a class of securities listed on a national securities exchange or a national securities association.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Covered Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of such Incentive-Based Compensation that is deemed to be Covered Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company will maintain and provide to the NYSE documentation of the determination of such reasonable estimate.

•“Incentive-Based Compensation” is defined as any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (as defined below). For purposes of clarity, Incentive-Based Compensation includes compensation that is in any plan, other than tax-qualified retirement plans, including long term disability, life insurance, and supplemental executive retirement plans, and any other compensation that is based on such Incentive-Based Compensation, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.

•“Financial Reporting Measure” is defined as a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures.

•Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Recovery Period

    For purposes of this Policy, the applicable “Recovery Period” is defined as the three completed fiscal years immediately preceding the Trigger Date (as defined below) and, if applicable, any transition period resulting from a change in the Company’s fiscal year within or immediately following those three completed fiscal years (provided, however, that if a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year comprises a period of nine to 12 months, such period would be deemed to be a completed fiscal year).

    For purposes of this Policy, the “Trigger Date” is the earlier to occur of: (i) the date that the Board, applicable Board committee, or officers authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare the Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare the Accounting Restatement.

Exceptions

    The Company is required to recover all Covered Compensation Received by a Covered Officer in the event of an Accounting Restatement unless (i) one of the following conditions are met and (ii) the Committee has made a determination that recovery would be impracticable in accordance with Rule 10D-1 under the Exchange Act (under such circumstances, an “Exception” applies):

•the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (and the Company has already made a reasonable attempt to recover such erroneously awarded Covered Compensation from such Covered Officer, has documented such reasonable attempt(s) to recover, and has provided such documentation to the NYSE);

•recovery would violate home country law that was adopted prior to November 28, 2022 (and the Company has already obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and provided such opinion to the NYSE); or

•recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code and regulations thereunder. For purposes of clarity, this Clawback Exception only applies to tax-qualified retirement plans and does not apply to other plans, including long term disability, life insurance, and supplemental executive retirement plans, or any other compensation that is based on Incentive-Based Compensation in such plans, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.

Prohibitions

    The Company is prohibited from paying or reimbursing the cost of insurance for, or indemnifying, any Covered Officer against the loss of erroneously awarded Covered Compensation.

Administration and Interpretation

    The Committee will administer this Policy in accordance with the Applicable Guidance, and will have full and exclusive authority and discretion to supplement, amend, repeal, interpret, terminate, construe, modify, replace and/or enforce (in whole or in part) this Policy, including the authority to correct any defect, supply any omission or reconcile any ambiguity, inconsistency or conflict in the Policy, subject to the Applicable Guidance. In the administration of this Policy, the Committee is authorized and directed to consult with the full Board or the other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.

This Policy is in addition to and is not intended to change or interpret any federal or state law or regulation, including the Delaware General Corporation Law, the Certificate of Incorporation of the Company, or the Amended and Restated Bylaws of the Company. The Committee will review the Policy from time to time and will have full and exclusive authority to take any action it deems appropriate.

The Committee has the authority to offset any compensation or benefit amounts that become due to the applicable Covered Officers to the extent permissible under Section 409A of the Internal Revenue Code of 1986, as amended, and as it deems necessary or desirable to recover any Covered Compensation, which may include, without limitation, (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder, and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Committee may affect recovery under this Policy from any amount otherwise payable by the Company to the Covered Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, as well as base salary or a bonus compensation.

    Each Covered Officer must submit a form to the Vice President, Human Resources: (i) acknowledging and consenting to be bound by the terms of this Policy; (ii) agreeing to fully cooperate with the Company in connection with any of such Covered Officer’s obligations to the Company pursuant to this Policy; and (iii) agreeing that the Company may enforce its rights under this Policy through any and all reasonable means permitted under applicable law as it deems necessary or desirable under this Policy. Notwithstanding the foregoing, this Policy shall be binding on each Covered Officer even if the acknowledgment is not submitted.

This Policy will be binding and enforceable against all Covered Officers and their beneficiaries, heirs, executors, administrators and other legal administrators.

Any action by the Company to recover Covered Compensation under this Policy from a Covered Officer shall not, whether alone or in combination with any other action, event or condition, be deemed (i) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Covered Officer, or (ii) to constitute a breach of a contract or other arrangement to which such Covered Officer is party.

Any members of the Board who assist in the administration of this Policy shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Other Recoupment Rights

This Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the effective date of the Policy will, as a condition to the grant of any benefit thereunder, require a Covered Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other similar Company policy (including the Clawback Policy, which was originally adopted on April 22, 2010), equity award agreement or similar agreement, and any other legal remedies available to the Company.

Notwithstanding the foregoing, there shall be no duplication of recovery under this Policy and any other such recoupment rights or remedies, unless required by applicable law.

Disclosure

    This Policy, and any recovery of Covered Compensation by the Company pursuant to this Policy that must be disclosed in the Company’s filings with the SEC, will be disclosed as required by the federal securities laws, including related rules and regulations, and the listing standards of the NYSE, as well as Applicable Guidance.

Amendment; Termination

The Committee or the Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule or the rules of the NYSE or any national securities exchange on which the Company’s securities are listed. The Committee or the Board may terminate this Policy at any time. Notwithstanding anything in this section to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or the rules of the NYSE or any national securities exchange on which the Company’s securities are listed.

Effective Date

This Policy was adopted on November 2, 2023, and is effective only for Incentive-Based Compensation received on or after October 2, 2023.

Snap-on Incorporated
Clawback Policy for Erroneously Awarded Compensation

Acknowledgment and Consent

    The undersigned hereby acknowledges that he or she has received and reviewed a copy of the Clawback Policy for Erroneously Awarded Compensation (the “Policy”) of Snap-on Incorporated (the “Company”), as adopted by the Organization and Executive Compensation Committee of the Board of Directors on November 2, 2023, and effective only for Incentive-Based Compensation received on or after October 2, 2023.

    Pursuant to such Policy, the undersigned hereby:

•acknowledges that he or she has been designated as or assumed the position of a Covered Officer (as defined in the Policy);

•acknowledges and consents to the Policy;

•acknowledges and consents to be bound by the terms of the Policy;

•agrees to fully cooperate with the Company in connection with any of the undersigned’s obligations to the Company pursuant to the Policy, including, without limitation, the repayment by or recovery from the undersigned of Covered Compensation (as defined in the Policy); and

•agrees that the Company may enforce its rights under the Policy through any and all reasonable means permitted under applicable law as the Company deems necessary or desirable under the Policy.

ACKNOWLEDGED AND AGREED:

Name:
Title:
Date:

Snap-on Incorporated Clawback Policy for Erroneously Awarded Compensation
Acknowledgement and Consent